UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corp
Suite 1200 - 1188 West Georgia Street
Vancouver, B.C. V6E 4A2
Tel: (604) 685-6875 Fax: (604) 669-2960

www.evolvinggold.com

________________________________________________________________________

NEWS RELEASE

Evolving Gold Corp Stakes an Additional 124 Mineral Claims Contiguous with it's Voisey's Bay, Labrador Area Property.

Vancouver, British Columbia, May 26, 2005: Evolving Gold Corp (CNQ:GOLD) is pleased to announce that it has significantly expanded its interests in the Voisey's Bay area of Labrador through the staking of 124 additional mineral claim units comprising over 7,600 acres of new ground. The additional claim units are contiguous to the Company's existing mineral claims under option from Geocore Exploration Inc. ("Geocore"). Pursuant to the terms of the Option and Royalty Agreement between Geocore and the Company dated May 4, 2005, Geocore may elect to have any additional staked mineral claim units within a 2 km radius of the optioned property included under the terms of the Option and Royalty Agreement. The Company believes that the additional claim units, significantly enhances the potential for discovery.

EVOLVING GOLD CORP.

By: /s/Lawrence A. Dick
Lawrence A. Dick, President and CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: May 25, 2005

/s/ Warren McIntyre
Name: Warren McIntyre
Title: Chief Financial Officer, Corporate
Secretary and Director